

August 27, 2010

Janelle Edington
President and Chief Executive Officer
Multisys Language Solutions, Inc.
8045 Dolce Volpe Ave.
Las Vegas, NV 89178

> **Re: Multisys Language Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 25, 2010**
> **File No. 000-53632**

Dear Ms. Edington:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that you may have solicited shareholder consents for the approval of the proposal to change the name of the company. In this regard, we note that you obtained consents from shareholders, six of whom hold less than 5% of the voting securities. It appears that you should file on Schedule 14A to include all required disclosure. Alternatively, provide your analysis as to whether in obtaining consents, you engaged in a solicitation, as defined in Rule 14a-1(l), and describe the sequence of events through which the consents of these shareholders were obtained.

Purpose of Changing the Name of the Company

2.   You disclose that the proposal to amend the Certificate of Incorporation to change the corporate name is "predicated on the successful completion of the current 2010 private placement." Please expand your disclosure regarding the timing and the uncertainties concerning the proposed name change. In this regard, explain the conditions or requirements that must occur before the name change will be effected, when you expect the completion of the 2010 private placement, and provide a clear statement as to whether you will effect the proposal if the conditions or requirements of the 2010 private placement do not occur.

3.   Consider expanding your discussion of the acquisition of certain assets from Holms Energy, LLC. It appears that this information may be material to an investor's understanding of the company's new business activities and the reasons for the proposed name change.

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel